NEWS RELEASE

CIBC announces intention to repurchase for cancellation up to
17 million of its common shares

TORONTO, November 4, 2004 — CIBC today announced that it intends to seek regulatory and stock exchange approval to commence a normal course issuer bid on or about December 24, 2004. CIBC’s current normal course issuer bid expires on December 23, 2004. Under the new bid, CIBC intends to repurchase for cancellation, from time to time over the 12 months from the commencement of the bid, up to an aggregate of 17,000,000 shares, representing just under 5% of CIBC’s issued and outstanding common shares as of October 31, 2004, in accordance with the requirements of the Toronto Stock Exchange (TSX).

CIBC will file a notice of intention to make a normal course issuer bid with the TSX to repurchase the common shares. The repurchase would commence following TSX approval and would be effected through the facilities of the TSX or New York Stock Exchange. The price paid for the common shares will be the market price at the time of the purchase. The number of common shares repurchased and the timing of any such repurchase will be determined by CIBC.

Between December 24, 2003 and November 3, 2004, CIBC purchased 18.4 million of its common shares pursuant to its current normal course issuer bid.

“Continuing with our share repurchase program demonstrates confidence in the growth strategies of our core businesses and the strength of our balance sheet,” said John Hunkin, CIBC President and Chief Executive Officer. “Our stock has performed well over the past year and we continue to believe that CIBC’s common shares represent excellent value. We remain committed to repurchase shares as a prudent use of capital to increase returns to our shareholders.”

For more information please contact: Kathryn Humber, Senior Vice-President, Investor Relations, 416-980-3341, or Emily Pang, Senior Director, Investor & Financial Communication, 416-980-3512.